November 21, 2024 Q3 2024 BUSINESS UPDATE This release includes business updates and unaudited interim financial results for the three ("Q3", "Q3 2024" or the "Quarter") and nine months ("9M 2024") ended September 30, 2024 of Cool Company Ltd. ("CoolCo" or the "Company"). Q3 Highlights and Subsequent Events • Generated total operating revenues of $82.4 million in Q3, compared to $83.4 million for the second quarter of 2024 ("Q2" or "Q2 2024"), due to three vessels undergoing scheduled drydocking during the Quarter; • Net income of $8.11 million in Q3, compared to $26.51 million for Q2 with the decrease primarily related to a loss in our mark-to-market interest rate swaps; • Achieved average Time Charter Equivalent Earnings ("TCE")2 of $81,600 per day for Q3, compared to $78,400 per day for Q2, primarily due to contribution from one vessel that recently started a higher rate charter; • Adjusted EBITDA2 of $53.7 million for Q3, compared to $55.7 million for Q2; • Took delivery of newbuild vessel, Kool Tiger, from shipyard in October which was repositioned in the Atlantic Basin for spot market employment on an interim basis until a long-term charter is secured; • Completed drydocks for two vessels during Q3 2024, taking around 21 days and ahead of schedule. Subsequent to the Quarter, a drydock for another vessel was completed, which included LNGe upgrades; • Obtained commercial bank approval for a refinancing of our $570 million bank facility into a reducing revolving credit facility, which will provide approximately $120 million in additional borrowing capacity, while lowering margin and extending maturity to late 2029; • Declared a quarterly dividend of $0.15 per share, payable to shareholders of record on December 2, 2024; • Subsequent to Quarter end, the Board approved a share repurchase program of up to $40 million to be executed over a 24-month period. Richard Tyrrell, CEO, commented: “Our contracted fleet and efficient dry-docking enabled us to reach the upper end of TCE guidance for the third quarter, despite a soft market backdrop that is expected to impact us in the fourth quarter. While we work to secure their long-term employment, the newly delivered Kool Tiger and the available Kool Glacier are currently subject to weaker rates in the short-term market. However, by design, our backlog from our remaining 10 vessels and one newbuild vessel, set for delivery in January, limits our exposure. This winter's market is expected to be impacted by unfavorable short-term trading dynamics and the delivery of orderbook vessels in the fourth quarter ahead of the new LNG supply they are intended to serve. LNG prices for immediate delivery have remained high, encouraging prompt delivery rather than the contango-driven floating storage that is customary at the onset of winter. Additionally, high prices in Europe have closed the East- West arbitrage that would result in a greater number of cargoes shipping to the distant East. While these trading dynamics could quickly reverse, we nevertheless expect vessels delivered ahead of their intended liquefaction projects to be absorbed in stages throughout 2025 as those projects and their associated LNG volumes come online. If the current market has a silver lining, it is the knocking out of the steam-turbine vessels from the fleet. These are falling off charter at a rate of 20-30 per year (in addition to the 92 that have already reached this age), not being extended, and exiting the active market in a way that cannot be easily reversed. 1 Net income includes a mark-to market loss on interest rate swaps amounting to $12.5 million for Q3 2024, compared to gain of $4.1 million for Q2 2024, of which $15.5 million was unrealized loss for Q3 2024 compared to $1.0 million unrealized gain for Q2 2024 . 2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

*Longer-term, LNG remains the transition fuel of choice with well-established geopolitical credentials that are highly supportive of future development. It is expected that the moratorium on new LNG export projects in the US will soon be relaxed, resulting in material additional shipping demand towards the end of this decade.*

*CoolCo anticipates that current market conditions will provide growth opportunities, which it intends to seize from a position of strength. We are in the process of refinancing our $570 million bank facility into a reducing revolving credit facility, further increasing our liquidity by approximately $120 million while lowering the margin and extending the maturity from early 2027 to late 2029 (with options for two one-year extensions). After the transaction closes, our nearest debt maturity will come due in 4.5 years.*

*In connection with our current drydocking cycle (with 3 dry-dockings either finishing or starting during the third quarter), we have also reduced the quarterly dividend payment in line with our variable dividend policy's parameters and expanded this policy to include a share repurchase program as a capital return alternative, approving a buyback program of up to $40 million over 24 months. By targeting repurchases of shares trading well below our Net Asset Value, and our own assessment of the inherent value and prospects of the business, we aim to capitalize on the current market price of our shares and deliver enhanced value to our shareholders."*

**Financial Highlights**

The table below sets forth certain key financial information for Q3 2024, Q2 2024, Q3 2023, and for the nine months ended September 30, 2024 ("9M 2024") and 2023 ("9M 2023").

| *(in thousands of $, except average daily TCE)* | Q3 2024 | Q2 2024 | Q3 2023 | 9M 2024 | 9M 2023 |
|---|---|---|---|---|---|
| Time and voyage charter revenues | 77,745 | 76,401 | 84,523 | 232,856 | 257,761 |
| Total operating revenues | 82,434 | 83,372 | 92,901 | 253,931 | 281,864 |
| Operating income | 38,948 | 41,361 | 48,336 | 124,406 | 145,844 |
| Net income [1] | 8,124 | 26,478 | 39,170 | 71,414 | 153,952 |
| Adjusted EBITDA[2] | 53,722 | 55,679 | 62,754 | 167,942 | 190,466 |
| Average daily TCE[2] (to the closest $100) | 81,600 | 78,400 | 82,400 | 79,000 | 82,400 |

**LNG and LNG Shipping Market Review**

The average Japan/Korea Marker gas price ("JKM") for the Quarter was $13.10/MMBtu compared to $11.10/ MMBtu for Q2 2024; with average JKM for Q4 2024 at $13.31/MMBtu as of November 12, 2024. The Quarter began with Dutch Title Transfer Facility gas price ("TTF") at $10.40/MMBtu and quoted TFDE headline spot rates of $62,250 per day. By Quarter-end, TTF prices had risen to $12.08/MMBtu, while TFDE headline spot rates had fallen to $46,250 per day. Subsequently, the TFDE headline spot rates have decreased further to a quoted $18,750 per day as of November 12, 2024.

While robust LNG prices would typically support shipping rates in many markets, the lack of associated price volatility has had the opposite effect in this case. Near-term LNG prices in Europe have been bolstered by pipeline gas supply outages, capacity remaining in onshore storage, and security supply concerns related to the remaining Russian gas flowing into Europe. This has led to two main consequences: a lack of contango in the market, which would otherwise limit LNG carrier availability by encouraging charterers to store cargoes on ships at this time of year; and fairly minimal redirection of destination flexible cargoes from the Atlantic Basin to the more distant Pacific Basin.

1 Net income includes a mark-to market loss on interest rate swaps amounting to $12.5 million for Q3 2024, compared to gain of $4.1 million for Q2 2024, of which $15.5 million was unrealized loss for Q3 2024 compared to $1.0 million unrealized gain for Q2 2024.
2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

Despite LNG pricing, capacity for the markets to take on additional cargoes is variable, opening a potential need for shipborne storage, especially in Asia. Following two unusually warm winters, an onset of cold weather would also be anticipated to add impetus to the shipping rates as charterers seek to achieve associated delivery windows. In addition to these challenging trading dynamics, newbuild deliveries arriving ahead of the LNG supply for which they were ordered are impacting rates. During Q3, 21 ships were delivered, compared to 28 during the first half of 2024. This relative increase in deliveries has not been matched by a corresponding rise in LNG production, which has seen only a 1.2% year-on-year increase as of September 30, 2024. Annual LNG production is forecast at 410 MTPA, with the run-rate increasing by 50 MTPA, or 12%, as numerous projects are expected to come online during 2025, including the following: Corpus Christi (4.2MTPA), Plaquemines LNG (13.3 MTPA), LNG Canada (14 MTPA), Tortu FLNG (2.5MTPA), Energia Costa Azul (2.4 MTPA), North Field Expansion (7.8MTPA) , Eni Congo (2.4 MTPA), and Nigeria LNG (4.2 MTPA). As of September 30, 2024, there were 233 steam turbine-powered vessels, of which 22 are currently idling, according to Clarksons Research. These idled vessels, mostly built in the 2000s and originally chartered on 20-year contracts as prevalent at the time, are expected to be replaced by more modern tonnage as they redeliver over the next few years. With today’s low prevailing charter rates and customers increasingly disfavoring older, less efficient tonnage, this trend is likely to accelerate, which we expect will lead to nearly all steam turbine vessels being idled and scrapped in the relative near term. Operational Review CoolCo's fleet maintained strong performance, achieving 98% fleet utilization in Q3, the same level as Q2 2024. The minor off-hire period was due to the repositioning of a vessel between charters. Both the Kool Frost and the Kool Ice completed their drydocks ahead of schedule in Q3, with average costs in line with estimates at approximately $5 million per vessel. Additionally, the Kool Husky entered drydock during September which was completed along with upgrades for LNGe specifications ahead of schedule in October. These LNGe upgrades included a high-capacity sub-cooler retrofit, a passive air lubrication system, and various smaller performance enhancements. Business Development Chartering activity in the third quarter was subdued and this has extended beyond the end of the Quarter. Long- term charterers have responded by pushing out their requirements in the expectation that nearer-term cargos can be transported with vessels from the spot market. CoolCo has successfully chartered its one TFDE vessel available in the fourth quarter on a spot voyage and anticipates continuing with similar employment until the vessel enters drydock in early February. This vessel will be upgraded with LNGe specifications and is scheduled to be in the yard for approximately 50 days. CoolCo’s other available vessel in the quarter is the newly delivered Kool Tiger. She was delivered from the shipyard in October and repositioned to the Atlantic Basin for spot market employment on an interim basis, while pursuing a long-term charter.

Financing and Liquidity As of September 30, 2024, CoolCo had cash and cash equivalents of $142.4 million and total short and long-term debt, net of deferred finance charges, amounting to $1,063.7 million. Total Contractual Debt2 stood at $1,169.2 million, which is comprised of $456.7 million in respect of the $570 million bank facility maturing in March 2027, $442.5 million in respect of the $520 million term loan facility maturing in May 2029, $155.2 million of sale and leaseback financing in respect of the two vessels maturing in the first quarter of 2025 (Kool Ice and Kool Kelvin) and $114.8 million in respect of the Newbuilds' pre-delivery financing. Overall, the Company’s interest rate on its debt is currently fixed or hedged for approximately 80% of the notional amount of net debt, adjusting for existing cash on hand. Subsequent to the end of the Quarter, the Company obtained commercial bank approval for a refinancing of its existing $570 million bank facility into a reducing revolving credit facility. The refinancing will provide approximately $120 million in additional borrowing capacity, while lowering the margin and extending the maturity to late 2029, including two one-year extension options. With this refinancing, the Company’s first debt maturity will come due in 4.5 years. Corporate and Other Matters As of September 30, 2024, CoolCo had 53,702,846 shares issued and outstanding. Of these, 31,254,390 shares (58.2%) were owned by EPS Ventures Ltd ("EPS") and 22,448,456 (41.8%) were owned by other investors in the public markets. In line with the Company’s variable dividend policy, the Board has declared a Q3 dividend of $0.15 per common share. The record date is December 2, 2024 and the dividend will be distributed to DTC-registered shareholders on or around December 9, 2024, while due to the implementation of the Central Securities Depositories Regulation in Norway, the dividend will be distributed to Euronext VPS-registered shareholders on or around December 13, 2024. The Board has further approved a share repurchase program that authorizes the Company to conduct buy-backs at times when the Company’s common stock trades at a material discount to its Net Asset Value (“NAV”). Under the repurchase program, the Company may at its discretion, repurchase outstanding common shares worth up to approximately $40 million over the next 24 months. Repurchases under the share repurchase program may be made from time to time through open market repurchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. Repurchases are expected to be conducted through a combination of a non-discretionary plan and a discretionary plan during open trading windows in accordance with applicable securities laws. The Company is not obligated under the share repurchase program to acquire any particular amount of common shares. The manner, timing, pricing and amount of any repurchases will depend on a number of factors including market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses of cash and other factors. The repurchase program may be initiated, suspended or discontinued at the Company’s discretion at any time and may not be completed in full. 2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

Outlook With the current charter market weakness being driven by a combination of seasonal factors and a temporary oversupply of vessels that are expected to be absorbed as their related liquefaction projects come online throughout 2025, there remains a material disconnect between conditions and sentiment in the spot and short- term charter markets and those in the more stable, long-term time charter market. Prevailing rates in the long- term market remain within a narrower and materially higher range, reflecting the fundamentals of the LNG shipping sector. While charterers have less interest in near-term deliveries, rates for later start dates remain strong. In addition to the anticipated 2025 absorption of newbuilds currently operating in the sub-let market, the supply- demand balance of the sector is expected to be materially supported by increasing pressure on legacy steam turbine vessels. Steam turbine vessels, which represent approximately 30% of the global LNG carrier fleet, are increasingly redelivering from long-term initial charters and either idling or struggling to achieve a competitive level of utilization. While this phenomenon is currently in its early stages, such redeliveries are set to sharply ramp in the near-term, at which point many or all of those older vessels would be expected to leave the mainstream trading fleet, whether due to scrapping, conversion into floating infrastructure, or redeployment into niche regional trades. In contrast to the volatility and uncertainties of the near-term market, we believe longer-term sector prospects remain strongly supported by the pipeline of new liquefaction projects that have already reached Final Investment Decision (FID) and are set to increase the total volume of LNG on the water by more than 50% in the coming years. The sizable current newbuild orderbook consists mainly of vessels secured on a long-term basis to transport these new volumes, with a significant portion of that orderbook destined for charterers who have traditionally been disinclined to maximize vessel utilization through the out-charter/sub-let market. Coupled with the expected departure of steam turbine ships from mainstream trades, net fleet growth in the years ahead is expected to be well matched and potentially outpaced by expected increased demand for modern LNG carrier tonnage. With both an energy security focus and winter market factors capable of absorbing even more tonnage beyond underlying transportation demand, we anticipate that the multi-year outlook remains highly favorable for independent owners of high-quality modern vessels.

Forward Looking Statements This press release and any other written or oral statements made by us in connection with this press release include forward-looking statements within the meaning of and made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities and events that will, should, could, are expected to or may occur in the future are forward- looking statements. You can identify these forward-looking statements by words or phrases such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “outlook,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions. These forward-looking statements include statements relating to our outlook, industry trends, expected results, plans to upsize and/or refinance the existing facilities, expectations on LNG prices, chartering and charter rates, chartering plan and expectations, expected drydockings including the cost, timing and duration thereof, and impact of performance enhancements on our vessels, dividends and dividend policy, statements about our share repurchase program, potential growth opportunities in light of current market conditions, expected growth in LNG supply and the impact of new LNG and liquefaction projects on LNG volume, expected industry and business trends and prospects including expected trends in LNG demand and market trends expectations of steam-turbine vessels leaving the market, anticipated rates of net fleet growth, LNG vessel supply and demand factors impacting supply and demand of vessels, rates and expected trends in charter rates, contracting, market outlook and LNG vessel newbuild order-book and expectations that newbuilds will be absorbed in the market in 2025, statements made under “LNG and LNG Shipping Market Review” and “Outlook” and other non-historical matters. The forward-looking statements in this document are based upon management’s current expectations, estimates and projections. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward- looking statements including: • general economic, political and business conditions, including sanctions and other measures; • general LNG market conditions, including fluctuations in charter hire rates and vessel values; • changes in demand in the LNG shipping industry, including the market for our vessels; • changes in the supply of LNG vessels, including whether older steam vessels leave the market as expected; • our ability to successfully employ our vessels; • changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs; • compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations; • risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for the LNG shipping industry; • changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; • potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East and changes in political leadership in the US and other countries; • vessel breakdowns and instances of loss of hire; • vessel underperformance and related warranty claims; • our ability to procure or have access to financing and refinancing and to complete the upsize and/or refinancing of our facilities; • continued borrowing availability under our credit facilities and compliance with the financial covenants therein; • fluctuations in foreign currency exchange and interest rates; • potential conflicts of interest involving our significant shareholders;

• our ability to pay dividends and repurchase shares; • information system failures, cyber incidents or breaches in security; • amounts repurchased under share repurchase programs; and • other risks indicated in the risk factors included in our Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submission to the U.S. Securities and Exchange Commission. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise unless required by law. Responsibility Statement We confirm that, to the best of our knowledge, the interim unaudited condensed consolidated financial statements for the nine months ended September 30, 2024, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the financial report for the nine months ended September 30, 2024 includes a fair review of important events that have occurred during the period and their impact on the interim unaudited condensed consolidated financial statements, the principal risks and uncertainties, and major related party transactions. November 21, 2024 Cool Company Ltd. London, UK Questions should be directed to: c/o Cool Company Ltd - +44 20 7659 1111 Richard Tyrrell (Chief Executive Officer & Director) Cyril Ducau (Chairman of the Board) John Boots (Chief Financial Officer) Antoine Bonnier (Director) Joanna Huipei Zhou (Director) Sami Iskander (Director) Neil Glass (Director) Peter Anker (Director)

**Cool Company Ltd.**

**Unaudited Condensed Consolidated Statements of Operations**

| *(in thousands of $)* | For the three months ended | | | For the nine months ended | |
|---|---|---|---|---|---|
| | **Jul-Sep 2024** | **Apr-Jun 2024** | **Jul-Sep 2023** | **Jan-Sep 2024** | **Jan-Sep 2023** |
| Time and voyage charter revenues | 77,745 | 76,401 | 84,523 | 232,856 | 257,761 |
| Vessel and other management fee revenues | 767 | 2,479 | 3,860 | 8,169 | 10,993 |
| Amortization of intangible assets and liabilities - charter agreements, net | 3,922 | 4,492 | 4,518 | 12,906 | 13,110 |
| **Total operating revenues** | **82,434** | **83,372** | **92,901** | **253,931** | **281,864** |
| Vessel operating expenses | (17,950) | (17,037) | (18,556) | (52,581) | (55,979) |
| Voyage, charter hire and commission expenses, net | (1,179) | (900) | (1,137) | (3,518) | (3,512) |
| Administrative expenses | (5,661) | (5,264) | (5,936) | (16,984) | (18,797) |
| Depreciation and amortization | (18,696) | (18,810) | (18,936) | (56,442) | (57,732) |
| **Total operating expenses** | **(43,486)** | **(42,011)** | **(44,565)** | **(129,525)** | **(136,020)** |
| **Operating income** | **38,948** | **41,361** | **48,336** | **124,406** | **145,844** |
| **Other non-operating income** | **—** | **—** | **—** | **—** | **42,549** |
| **Financial income/(expense):** | | | | | |
| Interest income | 1,186 | 1,357 | 2,176 | 4,248 | 6,484 |
| Interest expense | (18,825) | (19,180) | (20,379) | (57,683) | (59,727) |
| (Losses)/Gains on derivative instruments | (12,485) | 4,065 | 9,689 | 2,881 | 20,393 |
| Other financial items, net | (533) | (972) | (605) | (1,985) | (1,411) |
| **Financial expenses, net** | **(30,657)** | **(14,730)** | **(9,119)** | **(52,539)** | **(34,261)** |
| **Income before income taxes and non-controlling interests** | **8,291** | **26,631** | **39,217** | **71,867** | **154,132** |
| Income taxes, net | (167) | (153) | (47) | (453) | (180) |
| **Net income** | **8,124** | **26,478** | **39,170** | **71,414** | **153,952** |
| Net loss/(income) attributable to non-controlling interests | 25 | (411) | (340) | (624) | (1,283) |
| **Net income attributable to the Owners of Cool Company Ltd.** | **8,149** | **26,067** | **38,830** | **70,790** | **152,669** |
| **Net (loss)/income attributable to:** | | | | | |
| Owners of Cool Company Ltd. | 8,149 | 26,067 | 38,830 | 70,790 | 152,669 |
| Non-controlling interests | (25) | 411 | 340 | 624 | 1,283 |
| **Net income** | **8,124** | **26,478** | **39,170** | **71,414** | **153,952** |

Cool Company Ltd. Unaudited Condensed Consolidated Balance Sheets At September 30, At December 31, (in thousands of $, except number of shares) 2024 2023 (Audited) ASSETS Current assets Cash and cash equivalents 142,439 133,496 Restricted cash and short-term deposits 1,676 3,350 Intangible assets, net — 825 Trade receivable and other current assets 13,450 12,923 Inventories 909 3,659 Total current assets 158,474 154,253 Non-current assets Restricted cash 476 492 Intangible assets, net 7,999 9,438 Newbuildings 209,206 181,904 Vessels and equipment, net 1,690,329 1,700,063 Other non-current assets 7,168 10,793 Total assets 2,073,652 2,056,943 LIABILITIES AND EQUITY Current liabilities Current portion of long-term debt and short-term debt 245,427 194,413 Trade payable and other current liabilities 118,501 98,917 Total current liabilities 363,928 293,330 Non-current liabilities Long-term debt 818,291 866,671 Other non-current liabilities 77,853 90,362 Total liabilities 1,260,072 1,250,363 Equity Owners' equity includes 53,702,846 (2023: 53,702,846) common shares of $1.00 each, issued and outstanding 742,366 735,990 Non-controlling interests 71,214 70,590 Total equity 813,580 806,580 Total liabilities and equity 2,073,652 2,056,943

Cool Company Ltd. Unaudited Condensed Consolidated Statements of Cash Flows (in thousands of $) Jan-Sep 2024 Jan-Sep 2023 Operating activities Net income 71,414 153,952 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization expenses 56,442 57,732 Amortization of intangible assets and liabilities arising from charter agreements, net (12,906) (13,110) Amortization of deferred charges and fair value adjustments 2,899 3,228 Gain on sale of vessel — (42,549) Drydocking expenditure (14,636) (4,372) Compensation cost related to share-based payment, net 1,640 1,792 Change in fair value of derivative instruments 6,356 (13,043) Changes in assets and liabilities: Trade accounts receivable 5,450 (4,294) Inventories 2,750 (2,961) Other current and other non-current assets (3,655) (4,098) Amounts due to related parties (479) (1,270) Trade accounts payable 584 22,476 Accrued expenses (7,545) (6,123) Other current and non-current liabilities 6,096 1,935 Net cash provided by operating activities 114,410 149,295 Investing activities Additions to vessels and equipment (15,085) (147,792) Additions to newbuildings (23,391) — Additions to intangible assets (132) (997) Proceeds from sale of vessels & equipment — 184,300 Net cash (used in) / provided by investing activities (38,608) 35,511 Financing activities Proceeds from short-term and long-term debt 74,848 70,000 Repayments of short-term and long-term debt (72,513) (164,296) Financing arrangement fees and other costs (4,830) (1,892) Cash dividends paid (66,054) (65,499) Net cash used in financing activities (68,549) (161,687) Net increase in cash, cash equivalents and restricted cash 7,253 23,119 Cash, cash equivalents and restricted cash at beginning of period 137,338 133,077 Cash, cash equivalents and restricted cash at end of period 144,591 156,196

**Cool Company Ltd.**

**Unaudited Condensed Consolidated Statements of Changes in Equity**

| (in thousands of $, except number of shares) | Number of common shares | Owners' Share Capital | Additional Paid-in Capital(1) | Retained Earnings | Owners' Equity | Non-controlling Interests | Total Equity |
|---|---|---|---|---|---|---|---|
| | For the nine months ended September 30, 2024 | | | | | | |
| **Consolidated balance at December 31, 2023** | **53,702,846** | **53,703** | **509,327** | **172,960** | **735,990** | **70,590** | **806,580** |
| Net income for the period | — | — | — | 70,790 | **70,790** | 624 | **71,414** |
| Share based payments contribution | — | — | 1,773 | — | **1,773** | — | **1,773** |
| Forfeitures of share based compensation | — | — | (133) | — | **(133)** | — | **(133)** |
| Dividends | — | — | — | (66,054) | **(66,054)** | — | **(66,054)** |
| **Consolidated balance at September 30, 2024** | **53,702,846** | **53,703** | **510,967** | **177,696** | **742,366** | **71,214** | **813,580** |

(1) Additional paid-in capital refers to the amount of capital contributed or paid-in over and above the par value of the Company's issued share capital.

| (in thousands of $, except number of shares) | Number of common shares | Owners' Share Capital | Additional Paid-in Capital(1) | Retained Earnings | Owners' Equity | Non-controlling Interests | Total Equity |
|---|---|---|---|---|---|---|---|
| | For the nine months ended September 30, 2023 | | | | | | |
| **Consolidated balance at December 31, 2022** | **53,688,462** | **53,688** | **507,127** | **85,742** | **646,557** | **68,956** | **715,513** |
| Net income for the period | — | — | — | 152,669 | **152,669** | 1,283 | **153,952** |
| Share based payments contribution | — | — | 1,792 | — | **1,792** | — | **1,792** |
| Dividends | — | — | — | (65,499) | **(65,499)** | — | **(65,499)** |
| **Consolidated balance at September 30, 2023** | **53,688,462** | **53,688** | **508,919** | **172,912** | **735,519** | **70,239** | **805,758** |

(1) Additional paid-in capital refers to the amount of capital contributed or paid-in over and above the par value of the Company's issued share capital.

Appendix A - Non-GAAP Financial Measures and Definitions Non-GAAP Financial Metrics Arising from How Management Monitors the Business In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation and discussion contain references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles, measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated. Non-GAAP measure Closest equivalent US GAAP measure Adjustments to reconcile to primary financial statements prepared under US GAAP Rationale for presentation of the non-GAAP measure Performance Measures Adjusted EBITDA Net income '+/- Other non-operating income +/- Net financial expense, representing: Interest income, Interest expense, (Gains)/Losses on derivative instruments and Other financial items, net +/- Income taxes, net + Depreciation and amortization - Amortization of intangible assets and liabilities - charter agreements, net Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of other non- operating income, depreciation, amortization of intangible assets and liabilities - charter agreements, net, financing and tax items. Average daily TCE Time and voyage charter revenues - Voyage, charter hire and commission expenses, net The above total is then divided by calendar days less scheduled off-hire days. Measure of the average daily net revenue performance of a vessel. Standard shipping industry performance measure used primarily to compare period-to- period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods. Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures Total Contractual Debt Total debt (current and non-current), net of deferred finance charges + VIE Consolidation and fair value adjustments upon acquisition + Deferred Finance Charges We consolidate two lessor VIEs for our sale and leaseback facilities (for the vessels Ice and Kelvin). This means that on consolidation, our contractual debt is eliminated and replaced with the Lessor VIEs’ debt. Contractual debt represents our actual debt obligations under our various financing arrangements before consolidating the Lessor VIEs. The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Total Company Cash CoolCo cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current) - VIE restricted cash and short-term deposits (current and non-current) We consolidate two lessor VIEs for our sale and leaseback facilities. This means that on consolidation, we include restricted cash held by the lessor VIEs. Total Company Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIEs. Management believes that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Reconciliations - Performance Measures Adjusted EBITDA For the three months ended (in thousands of $) Jul-Sep 2024 Apr-Jun 2024 Jul-Sep 2023 Net income 8,124 26,478 39,170 Interest income (1,186) (1,357) (2,176) Interest expense 18,825 19,180 20,379 Losses/(Gains) on derivative instruments 12,485 (4,065) (9,689) Other financial items, net 533 972 605 Income taxes, net 167 153 47 Depreciation and amortization 18,696 18,810 18,936 Amortization of intangible assets and liabilities - charter agreements, net (3,922) (4,492) (4,518) Adjusted EBITDA 53,722 55,679 62,754 For the nine months ended (in thousands of $) Jan-Sep 2024 Jan-Sep 2023 Net income 71,414 153,952 Other non-operating income — (42,549) Interest income (4,248) (6,484) Interest expense 57,683 59,727 Gains on derivative instruments (2,881) (20,393) Other financial items, net 1,985 1,411 Income taxes, net 453 180 Depreciation and amortization 56,442 57,732 Amortization of intangible assets and liabilities - charter agreements, net (12,906) (13,110) Adjusted EBITDA 167,942 190,466

Average daily TCE For the three months ended (in thousands of $, except number of days and average daily TCE) Jul-Sep 2024 Apr-Jun 2024 Jul-Sep 2023 Time and voyage charter revenues 77,745 76,401 84,523 Voyage, charter hire and commission expenses, net (1,179) (900) (1,137) 76,566 75,501 83,386 Calendar days less scheduled off-hire days 938 963 1,012 Average daily TCE (to the closest $100) $ 81,600 $ 78,400 $ 82,400 For the nine months ended (in thousands of $, except number of days and average daily TCE) Jan-Sep 2024 Jan-Sep 2023 Time and voyage charter revenues 232,856 257,761 Voyage, charter hire and commission expenses, net (3,518) (3,512) 229,338 254,249 Calendar days less scheduled off-hire days 2,902 3,084 Average daily TCE (to the closest $100) $ 79,000 $ 82,400

Reconciliations - Liquidity measures Total Contractual Debt (in thousands of $) At September 30, 2024 At December 31, 2023 Total debt (current and non-current) net of deferred finance charges 1,063,718 1,061,084 Add: VIE consolidation and fair value adjustments 99,054 97,245 Add: Deferred finance charges 6,472 5,563 Total Contractual Debt 1,169,244 1,163,892 Total Company Cash (in thousands of $) At September 30, 2024 At December 31, 2023 Cash and cash equivalents 142,439 133,496 Restricted cash and short-term deposits 2,152 3,842 Less: VIE restricted cash (1,676) (3,350) Total Company Cash 142,915 133,988 Other definitions Contracted Revenue Backlog Contracted revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Contracted revenue backlog is not intended to represent Adjusted EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance. This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.